UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

TOURMALINE BIO, INC.

(Name of Subject Company)

TOURMALINE BIO, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

89157D105

(CUSIP Number of Class of Securities)

Jaime Huertas

Secretary

Tourmaline Bio, Inc.

27 West 24th Street, Suite 702

New York, NY 10010

(646) 481-9832

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Joseph E. Gilligan

Mahvesh A. Qureshi

Gabrielle M. Witt

Jessica A. Bisignano

Hogan Lovells US LLP

555 Thirteenth Street, NW

Washington, DC 20004-1109

+1 (202) 637-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Tourmaline Bio, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 29, 2025, as amended by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on October 20, 2025 and by Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on October 22, 2025 (as further amended or supplemented from time to time, the “Schedule 14D-9”) relating to the tender offer statement on Schedule TO filed with the SEC on September 29, 2025 by Novartis AG, a company limited by shares (Aktiengesellschaft) incorporated under the laws of Switzerland  (“Parent”), and Torino Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of September 8, 2025 (the “Merger Agreement”), by and among the Company, Parent and Purchaser, to acquire all of the outstanding shares of common stock of the Company, par value $0.0001 per share (the “Shares”) at a price of $48.00 per Share in cash, without interest, and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 29, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth in this Amendment No. 3, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 3. This Amendment No. 3 is being filed to reflect certain updates as set forth below. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new section titled “Expiration of the Offering Period; Completion of the Merger” immediately before the section titled “Cautionary Note Regarding Forward-Looking Statements,” which starts on page 51, with the following paragraphs.

“Expiration of the Offering Period; Completion of the Merger”

“The Offer and related withdrawal rights expired at one minute following 11:59 p.m., Eastern time, on October 27, 2025 (such time, the “Expiration Time”), and the Offer was not extended. According to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), as of the Expiration Time, 24,030,382 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 92.94% of the then issued and outstanding Shares. As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition.

Purchaser accepted all Shares validly tendered and not validly withdrawn pursuant to the Offer, and payment of the Offer Price for such Shares will be made promptly in accordance with the terms of the Offer and the Merger Agreement. Following acceptance for payment of the Shares, Purchaser owned a sufficient number of Shares to effect the Merger under Section 251(h) of the DGCL, without a vote of the Company’s stockholders. Accordingly, the Merger closed on October 28, 2025, with Purchaser merging with and into the Company, and the Company continuing as the surviving corporation under the name “Tourmaline Bio, Inc.” and as an indirect wholly owned subsidiary of Parent.

Following the consummation of the Merger, all Shares ceased trading prior to the open of trading on the Nasdaq Global Select Market (“Nasdaq”) on October 28, 2025 and the Shares will be delisted from Nasdaq. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On October 28, 2025, Parent issued press releases announcing the expiration and results of the Offer and the consummation of the Merger. Copies of the press releases issued by Parent are filed as Exhibits (a)(5)(G) and (a)(5)(H) to the amendment to the Schedule TO filed with the SEC on October 28, 2025 and is incorporated by reference herein.”

Item 9. Exhibits.

Item 9 “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibits to the list of Exhibits:

Exhibit No.	Description
(a)(5)(J)	Press Release issued by Novartis AG, dated October 28, 2025 (incorporated by reference to Exhibit (a)(5)(G) to Amendment No. 3 to the Schedule TO, filed October 28, 2025).
(a)(5)(K)	Press Release issued by Novartis AG, dated October 28, 2025 (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 3 to the Schedule TO, filed October 28, 2025).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOURMALINE BIO, INC.

By:	/s/ Jaime Huertas
Jaime Huertas
Secretary

Dated: October 28, 2025